Filed By Transocean Ltd. (Commission File No. 000-53533)

And Transocean Inc. (Commission File No. 005-60501)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Songa Offshore SE

Frequently Asked Questions

Completing Your Acceptance Form for

Transocean’s Offer to Acquire All Outstanding Shares of Songa Offshore

Transocean is publishing this list of frequently asked questions to help you complete your Acceptance Form if you would like to participate in Transocean’s pending offer to acquire all outstanding shares of Songa Offshore.  If you do not wish to participate, no action is required.  However, if you do not participate, Transocean will not purchase your shares in the offer and you will not receive any payment from Transocean for your shares of Songa Offshore when the offer is completed.

This list answers some of the most common questions regarding how to complete your Acceptance Form and participate in the offer.  If you have additional questions, please contact Clarksons Platou Securities for assistance.  Clarksons Platou Securities is serving as settlement agent for the offer.

Clarksons Platou Securities AS

Munkedamsveien 62c

N-0270 Oslo

Norway

+47 22 01 63 00

Email: ecm.oslo@clarksons.com

Please also refer to the final Offer Document and Prospectus dated December 20, 2017 for more information about the offer.  Additional copies of the Offer Document and Prospectus can be obtained from Clarksons Platou Securities.

Q:                                  I want my shares of Songa Offshore to be purchased by Transocean in the offer.  What do I need to do to participate in the offer?

A:                                   To participate in the offer, you must submit a properly completed Acceptance Form to Clarksons Platou Securities at or prior to 4:30 p.m. (CET) on January 23, 2018, which is the “Expiration Time” for the offer.

This list of questions is intended to help you properly complete your Acceptance Form.  If you need any additional help, please contact Clarksons Platou Securities as soon as possible to ensure you have sufficient time to properly complete and submit your Acceptance Form prior to the Expiration Time.

If you do not submit a properly completed Acceptance Form prior to the Expiration Time, you will not be allowed to participate in the offer.

Q:                                  The Acceptance Form says I have two “Consideration Options.”  What are these options, and how do I select the one I want?

A:                                   Transocean has agreed to exchange each share of Songa Offshore validly tendered and accepted for payment in the offer for 0.35724 newly issued shares in Transocean Ltd. and USD 2.99726 principal amount of 0.5% Exchangeable Senior Bonds due 2023 to be issued by Transocean Inc.

However, you have the option to receive a cash payment of NOK 47.50 per share of Songa Offshore up to a maximum of NOK 125,000.  This cash payment will be made instead of delivering an equal amount of Transocean shares and exchangeable bonds as described in detail in the Offer Document and Prospectus.

The “Consideration Options” listed in the Acceptance Form are provided so that you can indicate whether you want to receive this cash payment.

1.              The first of the “Consideration Options” listed in the Acceptance Form is labeled “Option 1 — Cash Election.”  You should select this option if you want to receive the cash payment described above.  To select this option, simply mark the box next to “Option 1 — Cash Election” at the top of page 2 of your Acceptance Form.

2.              The second of the “Consideration Options” listed in the Acceptance Form is labeled “Option 2 — Consideration Shares and Exchangeable Bonds.”  You should select this option if you do not want to receive the cash payment described above.  To select this option, simply mark the box next to “Option 2 — Consideration Shares and Exchangeable Bonds” at the top of page 2 of your Acceptance Form.

You must select one of these two options when you complete your Acceptance Form.  If you do not make a selection, we will assume you have selected “Option 1 — Cash Election.”

Q:                                  How will you deliver my shares of Transocean and exchangeable bonds to me following the completion of the offer?

A:                                   You have two options for how we will deliver your shares of Transocean and exchangeable bonds following completion of the offer.  These are the options that are labeled “Settlement Options” at the bottom of page 2 of your Acceptance Form.

1.              The first of the “Settlement Options” listed in the Acceptance Form is labeled “Option 1 — Delivery to an Eligible Customer Brokerage Account.”

If you select this option, your shares of Transocean and exchangeable bonds will be delivered to the brokerage account you specify.  In order to receive your shares of Transocean and exchangeable bonds into your brokerage account, you must ensure your broker accepts delivery from Computershare’s DTC Participant account #2586 on the date the offer settles.  We currently expect the offer will settle on January 30, 2018.  If you select this option, please contact your bank or broker now and tell them Computershare’s DTC Participant account #2586 is expected to transfer your shares of Transocean and exchangeable bonds on or about January 30, 2018.  If Computershare cannot complete delivery after the third attempt, then they will use Option 2 below to deliver your shares of Transocean and exchangeable bonds.

2.              The second of the “Settlement Options” listed in the Acceptance Form is labeled “Option 2 — Delivery through a Direct Registration System Account.”

If you select this option, your shares of Transocean will be registered in your name on Transocean’s records maintained by its transfer agent, Computershare.  You will receive a statement reporting that these shares have been issued in your name following the completion of the offer.  If you select this option, you will need to contact Computershare following the completion of the offer to transfer your shares of Transocean.

The exchangeable bonds can only be delivered through the systems of DTC maintained in the United States.  As a result, if you select this option, your exchangeable bonds will be held by Computershare on your behalf until you specify a brokerage account with a broker who is, directly or indirectly, a DTC participant capable of taking delivery of such exchangeable bonds.  You will be required to provide us with information for such a brokerage account following completion of the offer before you are able to claim and take delivery any exchangeable bonds that you are entitled to receive as a result of your participation in the offer.  As a result, we strongly urge you to select and provide the information required by Option 1 above if you participate in the offer.

You must select one of these two options when you complete your Acceptance Form.  If you do not make a selection, we will assume you have selected “Option 2 — Delivery through a Direct Registration System Account.”

Q:                                  Do I have to choose one option from “Consideration Options” and “Settlement Options” when I complete my Acceptance Form?

A:                                   Yes, you must choose one of each.

If you do not choose a “Consideration Options,” we will assume you have selected “Option 1 — Cash Election.”

If you do not choose a “Settlement Options,” we will assume you have selected “Option 2 — Delivery through a Direct Registration System Account.”

Q:                                  I would like to select Settlement Option 1 for delivery to my brokerage account.  What information do I need to provide on the Acceptance Form?

A:                                   You will need to provide us with the following information:

1.              We will need your account information with your brokerage.  This consists of your brokerage account number and contact information for someone at your broker that we can speak with to confirm your account details.

2.              We will also need information on your bank’s or broker’s account with DTC to deliver the shares to them for your benefit.  You likely will not have this information.  To obtain this information, you will need to contact your bank or broker for assistance in completing the Acceptance Form.

Q:                                  The acceptance form attaches some U.S. tax forms.  Do I have to fill these out?

A:                                   Yes, you must complete the appropriate tax form to ensure that any cash payments made to you following the offer comply with U.S. backup withholding rules.

Q:                                  Which U.S. tax form do I need to fill out?

A:                                   You should fill out the tax form indicated below:

•                  If you are a U.S. person, you should complete Form W-9.

•                  If you are an individual who is not a U.S. person, you should complete Form W-8BEN.

•                  If you are an entity that is not a U.S. person, you should complete Form W-8BEN-E.

Q:                                  Where can I get another copy of the Acceptance Form or these U.S. tax forms?

A:                                   Please contact Clarksons Platou Securities as indicated below.

Q:                                  Who can I call with additional questions?

A:                                   Please contact Clarksons Platou Securities, who is acting as settlement agent for the offer, with any additional questions.

Clarksons Platou Securities AS

Munkedamsveien 62c

N-0270 Oslo

Norway

+47 22 01 63 00

Email: ecm.oslo@clarksons.com

If not completed, please include information from your VPS account. Include U.S. Taxpayer Identification number if you have one. Please contact Clarksons Platou Securities if you have any questions You can still accept the Offer if you do not have a U.S. Taxpayer Idenficiation Number.

Choose this option to receive the Cash Election of up to NOK 125,000 as partial or full payment for your Songa Offshore shares. Choose this options to forego the Cash Election and receive only Consideration Shares and Exchangeable Bonds. Please include details of your eligible customer brokerage account in this section. You may need to contact your bank or broker to obtain some or all of this information. Choose this option to receive delivery in an eligible customer brokerage account. This option will ensure you the most prompt delivery of your Consideration Shares and Exchangeable Bonds following completion of the Offer. Please choose this option if you do not have an eligible customer brokerage account. If you choose this option, Computershare will hold any Exchangeable Bonds payable to you upon completion of the Offer on your behalf until you designate an eligible customer brokerage account. Please note that you will need an eligible customer brokerage account in order to receive the Exchangeable Bonds before the Exchangeable Bonds mature or if you wish to convert the Exchangeable Bonds to shares of Transocean. Note that the Exchangeable Bonds are issued in USD 1,000 amounts, rounded down to the nearest USD 1,000. The difference wil be paid in cash.

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Please sign this line to complete the Acceptance Form .

If your Shares in Songa Offshore SE are pledged or blocked. Please have the pledgee, bank or other right holder sign this line to ensure your shares are transferred on the Settlement Date.

Please complete this information if you are a U.S. citizen or other U.S. person (including a U.S. resident alien). Please sign this line to complete this form.

Please sign this line to complete this form. Please complete this information if you are a non-U.S. individual. If you are a non-U.S. person who is not an individual, please complete form W-8BEN-E.

Additional Information and Where to Find It In connection with the voluntary exchange offer (the "Offer") to be made by Transocean Ltd. ("Transocean") to acquire all outstanding shares of Songa Offshore SE ("Songa Offshore"), Transocean and Transocean, Inc. (collectively referred to as the “Offeror”) have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Consideration Shares and Exchangeable Bonds to be issued in the Offer (the “Prospectus”). The Offeror has distributed the Prospectus to certain securityholders of Songa Offshore in the United States in connection with the Offer. The Offeror has also filed an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS REGARDING THE OFFER IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Prospectus and Registration Statement and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: http://www.sec.gov. In addition, shareholders may obtain free copies of the Prospectus and other relevant documents filed by Transocean with the SEC from Transocean’s website at: http://www.deepwater.com. This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus or any other document that the Offeror may file with the SEC in connection with the proposed transaction. The final terms and further provisions regarding the Offer are disclosed in the offer document filed with the Norwegian FSA, the Prospectus and the Registration Statement. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.